Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a transcript of the conference call held by Central Pacific Financial Corp. on January 27, 2004:

Operator

Good day, ladies and gentlemen, and welcome to the Central Pacific Financial Corp.'s fourth quarter 2003 earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the company, we will open up the conference for questions and answers following the presentation.

This document contains forward-looking statements. Such statements include, but are not limited to: 1) statements about the benefits of a merger between Central Pacific Financial Corp., CPF, and CB Bancshares, Incorporated, CBBI, including future financial and operating results, cost savings, and accretion to reported and cash earnings that may be realized from such merger; 2) statements with respect to CPB's plans, objectives, expectations, and intentions, and other statements that are not historical facts; and 3) other statements identified by words such as "believes, expects, anticipates, estimates, intends, plans, targets, projects," and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties.

Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: 1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; 2) expected revenues, synergies, and cost savings from the merger may not be fully realized or realized within the expected timeframe; 3) revenues following the merger may be lower than expected; 4) deposit attrition, operating costs, customer loss, and business distribution including without limitation difficulties in maintaining relationships with employees, customers, clients, or suppliers may be greater than expected following the merger; 5) the regulatory approvals required for the merger may not be obtained on the proposed terms; 6) the failure of CPF's and CBBI's shareholders to approve the merger; 7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships, and revenues; 8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected resulting in, among other things, a deterioration in credit quality or reduced demand for credit including the resultant effect on the combined companies' loan portfolio and allowance for loan losses; 9) changes in the US legal and regulatory framework; and 10) adverse conditions in the stock market, the public debt market and other capital markets including changes in interest rate conditions and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPF's results to differ materially from those described in the forward-looking statements can be found in CPF's reports such as annual reports on form 10K, quarterly reports on form 10Q, and current reports on form 8K filed with the Securities and Exchange

Commission, SEC, and available at the SEC's Internet web site at www.sec.gov. All subsequent and all forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressed qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.

These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections. CPF has filed with the SEC an amended registration statement on form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders in connection with meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.

Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents when available, including the tender offer statement as filed, filed with SEC as well as any amendments or supplements to those documents because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at www.sec.gov. Such documents may also be obtained free of charge from CPF by directing such requests to Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, attention David Morimoto [sp] 808/544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be participants if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statements as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interest in CPF stock is set forth in the proxy statements for CPF's 2003 annual meeting of shareholders. I would now turn the conference over to Mr. Arnoldus. Please go ahead, sir.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Thank you, Charlene. And thanks to all of you for joining us today to review Central Pacific Financial Corp's fourth quarter and 2003 financial performance. Here with me today is Neal Kanda, our Chief Financial Officer.

I'd like to start with a review of the significant highlights of 2003, comment on the current market environment, the economic outlook and finally, give you an update on our merger initiative with CB Bancshares. Neal will follow with the review of the financial results in more detail and then we'll close by answering any questions you have.

So looking at 2003 highlights first, as you've already seen in today's earnings release, we're very pleased to report a fifth consecutive year of record earnings for Central Pacific Financial Corp. and its subsidiary, Central Pacific Bank. Net income reached $33.9 million and diluted earnings per share totaled $2.07, increasing by 2% and 1.5%, respectively, over 2002. We attribute this performance to our dedicated employees who have maintained a strong focus on our customers in the marketplace.

Fourth quarter 2003 net income reached $9.1 million, or 55 cents a share, up from earlier quarters of 2003 but it was below last year's fourth quarter of $10.2 million or 62 cents a share. During the fourth quarter of 2002, we recognized a non-recurring gain of $1.4 million from the curtailment of the company's defined benefit pension plan and we recorded a $1 million net benefit from state high technology investment tax credits.

Balance sheet growth was significant in 2003. Total loans increased by 11.8% to $1.45 billion from the previous year. Total deposits increased by 6.8% to $1.75 billion and we're very pleased that core deposits increased by 10.8%. This reflects a very positive trend in the expansion of our customer relationships.

Asset quality remains very sound, with a .17% ratio of non-performing assets to total assets. And our efficiency ratio improved slightly to 52.97% from 53.02% in 2002. The return on average equity in 2003 declined to 18.33% from 20.55% in 2002. During the fourth quarter, we raised an additional $40 million in capital through a pooled trust preferred issuance in conjunction with our proposed merger with CB Bancshares and for other corporate purposes. There were no stock repurchases made during 2003.

Looking at the economy for the state, the outlook in 2004 is very positive. Vigorous activity in the construction and real estate sectors will provide job and income growth. This includes over $2 billion in pending projects to privatize and renovate military housing in Hawaii. The State Department of Business, Economic Development and Tourism recently revised its estimates upward for most of the key economic indicators in our state. Our real gross state product is now expected to grow by 2.8% in 2004. Personal income should improve by 5.5% and we should see job growth of 2% this year, led by construction and tourism.

The state expects visitor arrivals to increase by 6% and visitor spending by 7.5% in 2004. This compares to a slight decline in visitor arrivals of .6% in 2003. The all important Japanese visitor market looks promising with the continued strength of the yen. Norwegian Cruise Lines will be adding two new US flagships for cruises in Hawaii this year. In the long term, they'll be creating 10,000 new jobs as well as increasing tourism statewide. So barring any adverse global events, we look forward to an economic upswing here in Hawaii with a combined impact of a stronger visitor market and robust construction activity.

So let's look at 2004. This will mark the 50th anniversary of Central Pacific Bank. We're looking forward to complementing this anniversary with another year of record earnings. Just as the founders of this institution were driven to meet the needs of local businesses and consumers 50 years ago, our commitment to loyalty to our customers and community has become stronger than ever and remains a driving force in our institution. With our strategic objectives and business development initiatives in place, we're all very well positioned to respond to the needs of our businesses and our consumer markets.

Non-interest income is a key area of opportunity for us this year. We're confident in a continued interest in market share as we now have a fully integrated sales and service function with a wider scope of financial services. As an example, significant resources were invested in our business banking and wealth management areas in the past year, including enhancements in trust, investment and asset management services. We're now positioned to provide very competitive financial planning services in this marketplace with a level of expertise that was brought into our organization with these additions.

Our focus on small and mid-tier businesses will be even sharper with a realignment of resources designed to improve responsiveness to our customers. During 2003 sales and service teams dedicated to small business was established. Our branch expansion plan, meanwhile, is right on schedule as we prepare to open two new branches in the summer of this year to service the growing communities of Kompa Lei [sp] and west Oahu and Wailuku [sp] on the island of Maui. With these additions, our branch network will increase to 26 statewide. Looking forward to 2004's financial performance, management projects earnings per share growth in the range of 5 to 7% based on the current conditions and business forecast.

Let me say a few words about our merger initiative. With regard to this initiative, we received regulatory approvals from the Federal Reserve Board. We're now awaiting a decision from the State of Hawaii's Division of Financial Institutions for the final regulatory approval required to move ahead.

The state has indicated they will be willing to make a decision by February 18, 2004. While we cannot discuss any of the strategic or tactical issues related to the merger, we continue to believe that the combined entity can do so much more than what either bank could ever do independently. I will say that we continue to look forward to an opportunity to negotiate the transaction with CB Bancshares' management and board. Our next moves will be driven by what we believe to be in the best interest of our shareholders, employees, customers and the communities that we serve.

At this time, I want to turn the discussion over to Neal, who will provide more details on our financial performance. Neal?

Neal Kanda—Central Pacific Financial Corp.—CFO

Thank you, Clint. The following is a discussion of fourth quarter and 2003 year financial highlights for Central Pacific Financial Corp. and its subsidiary, Central Pacific Bank. For the 2003 year, net income of 33.9 million reached a new high, increasing by 2% over 2002, which was also a record year for Central Pacific Financial.

Net interest income in 2003 increased by 1.2% over 2002. Provision for loan losses decreased by 300,000 and non-interest income and non-interest expense increased by 3.6% and 1%, respectively. 2003's diluted earnings per share totaled $2.07, up by 1.5% over $2.04 earned in 2002. Expenses related to the company's merger initiative totaled $1.3 million for the year, equating to an after-tax impact of approximately 5 cents per diluted share. Costs, capitalized related to the merger initiative as of 12/31/03 totaled $9.3 million.

Net income for the fourth quarter of 2003 totaled $9.1 million and diluted earnings per share of 55 cents represented the highest earning quarter for the 2003 year. These results, however, declined by 10.6% and 11.3%, respectively from the fourth quarter of 2002, mainly due to a non-recurring benefit of 1.4 million recognized in the prior year 2002 as a result of the curtailment of the company's defined benefit pension plan as well as the $1 million net state benefit on high technology tax credits, which Clint mentioned earlier.

As for the balance sheet, the company experienced asset growth of 7% for the year, with net loans increasing by 12.1% primarily in the residential and commercial loan categories. Deposits increased by 6.8% mainly in core deposits. During the fourth quarter of 2003, loans increased by 1.2% for the three-month period, primarily in the commercial market and real estate construction categories. Residential mortgage loans for the fourth quarter remain relatively changed [sic] over the end of the preceding quarter, the third quarter of 2003.

During the fourth quarter of 2003, the company issued pool trust preferred securities totaling 40 million in conjunction with the merger initiative embarked on during the first half of 2003, as well as for other corporate purposes. This $40 million is in addition to the 15 million issued earlier in the year totaling 55 million of tier-one capital raised during 2003. Stockholder's equity at the end of 2003 increased $294 million or 12.2% from a year ago. The company's equity to assets ratio increased to 8.97% compared to 8.55% at December 31, 2002.

With the issuance of the 55 million in pooled trust preferred securities, which are again tier-one capital qualified for regulatory purposes, risk-based capital ratios at December 31, 2003 were as follows: tier-one capital ratio of 15.85%, total risk-based capital ratio of 17.16% and tier-one leveraged capital ratio of 11.99%, increasing by 300 to 400 basis points over year-end 2002 ratios.

The company maintains a stock repurchase program which has approximately $9.7 million authorized for that purpose as part of its current program approved by the board of directors in 2002. No repurchases were made during 2003.

Return on assets during for 2003 was 1.64%, compared to 1.74% in 2002. ROA for the fourth quarter of 2003 was 1.7%, compared to 2.06% in the previous year's quarter. Return on stockholder's equity 18.33% compared to 20.55% in 2002. ROE for the fourth quarter of 2003 of 18.96% compared to

23.67% a year ago. The efficiency ratio for the year was little changed, with 52.97 in 2003 compared with 53.02% in 2002.

Net interest income in 2003 on a tax equivalent basis increased by $1.5 million or 1.6% over the previous year. Average interest-earning assets for the year of $1.9 million increased by 8.3% over 2002. Net interest margin decreased to 4.79% from 5.11% in 2002. Total interest income for 2003 decreased by 7.8 million or 6.5% over the previous year with a yield on earning assets dropping from 6.5% in the fourth quarter of 2002 to 5.5% in the fourth quarter of 2003.

Yields on loans and securities equally approximated a 100 basis point decrease in earning asset yield during that period. Loan repricing due to the interest rate decline, as well as competitive market conditions and prepayments on mortgage-backed securities accounted for the drop in yield. Interest and fees on loans for 2003 decreased by 4.3 million or 4.6% from 2002. An increase of 6.9% in average loans was offset by a decline in portfolio yield to 6.47% in 2003 from 7.26% in 2002. Loan yields in the fourth quarter of 2003 decreased to 5.97% from 7.06% in the fourth quarter of 2002. At year end 2003, loans comprised 66.5% of total assets and 82.3% of total deposits compared to year ago ratios of 63.6% and 78.6%, respectively.

Interest on securities on a tax equivalent basis for 2003 decreased by 3 million or 11.5% compared to 2002. Yields on the securities portfolio declined to 4.34% from 5.83% in the previous year. Portfolio yield for the fourth quarter of 2003 was 4.37%. Interest expense for 2003 decreased by 9.3 million or 31.6% compared to 2002, reflecting a 70 basis point drop in the effective cost of interest bearing liabilities down to 1.3% from 2% in 2002. Average interest bearing liabilities increased by 8.1% on this annual comparison.

Effective cost of funds for 2003's fourth quarter of 1.21% compares with 1.76% in the fourth quarter of 2002 and has stabilized when compared with the 1.17% paid in the third quarter of 2003. As a result, manager's margin in the fourth quarter of 2003 was 4.53% compared to 5.06% in the 2002 fourth quarter.

The company's balance sheet remains relatively neutral to slightly asset sensitive. In a gradually rising rate environment, our asset liability modeling projects net interest margin for 2004 to approximate the 4.5% level. Provision for loan losses for 2003 total 700,000, down from 1 in the prior year. Net loan charge-offs of $123,000 in 2003 decreased from 465,000 in 2002. 2003 loan losses were aided by a large loan recovery reported in the first quarter of 2003. Allowance for loan losses at December 31 was 1.72% of total loans compared to 1.88% a year ago.

Non-performing assets and 90-day loan delinquencies at December 31, 2003 totaled 4.3 million or 30 basis points of total loans compared to 2.5 million or 20 basis points of total loans a year ago. Non-accrual loans of 3.6 million were mainly comprised of two loans on commercial properties secured by first mortgages. Loans delinquent 90 days or more totaled $659,000 at the end of the year. And the loan portfolio at December 31, 2003 totaled $1.4 billion. There are no other real estates held as of December 31, 2003. Although the company's economic outlook is positive for the coming year, continuance of any economic uncertainties as they affect the Hawaiian and national economies mainly to deterioration of quality in the company's loan portfolio.

Other operating income in 2003 of 15.8 million increased by 3.6% over 2002. Investment securities gains of 956,000 were realized compared to 477,000 in 2002. Net of securities transactions and the $1.4 million gain on curtailment of pension obligations in 2002, as previously mentioned, total operating income increased by 10.9% in 2003 over 2002. Income from fiduciary activities in 2003 increased by close to 30% to $1.8 million for the year and fees from fees from retail investment sales activities included in other service charges continued to increase with fees up by 62% over last year, over the 2002 year. The company expects accelerated growth in the wealth management, trust and investment areas in the coming quarters as part of the company's strategies in increasing our fee-generating lines of business. Total operating expense of 55.6 million for 2003 increased by 1% over 2002. Salaries and benefits had a slight decrease, mainly due to lower commissions and bonuses paid during 2003.

Net occupancy increased due to expenses of a new branch open in late 2002 and lower rental income from office buildings owned by the company. Additionally, costs associated with the company's merger initiative expense in 2003, as mentioned earlier, totaled $1.3 million. As for income taxes, the effective tax rate for 2003 was 31.6% compared to 31% for 2002.

In summary, we maintained a solid performance during the year with expected stabilization of net interest margin and continuing vigilance over our problem loans. Non-interest income is positioned to increase as we offer a wider array of investment and wealth management services for the community and our customer base. We remain focused on cost containment within the context of optimizing revenue growth. As Clint mentioned earlier, our earnings per share expectation for this year is in the range of 5 to 7% increase over $2.07 and diluted earnings per share in 2003 as reported today. The 5 to 7% projection does not assume—does not include any repurchases of company common stock in 2004.

This concludes the discussion of our financial results for the fourth quarter and 2003 year. We welcome any questions you may have.

QUESTION AND ANSWER

Operator

Thank you. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star one on your pushbutton telephone. If you wish to withdraw your question, please press star two. Your questions will be taken in order they are received. Please stand by for your first question. Our first question comes from Joe Morford from RBC Capital Markets. Please state your question.

Joe Morford—RBC Capital Markets

Thanks. Hello, everyone. Just a couple of miscellaneous things. First, Neal, what were the merger costs just for the fourth quarter and what might we expect there kind of on a go-forward basis?

Neal Kanda—Central Pacific Financial Corp.—CFO

Merger costs for the fourth quarter totaled $500,000. And as for projected costs, that is not available at this time. We don't have an exact number. But you saw the costs in the preceding quarters and the trend show a downward number.

Joe Morford—RBC Capital Markets

Are you assuming any costs in the 5 to 7% EPS growth?

Neal Kanda—Central Pacific Financial Corp.—CFO

No.

Joe Morford—RBC Capital Markets

OK. And on the tax rate, was the lower rate this quarter fully reflecting the, looks like 1.4 million in benefits from the high tech investments? And I guess should we see that again in '04 and what's kind of a good run rate we should be using for a tax rate for '04?

Neal Kanda—Central Pacific Financial Corp.—CFO

35% would be [crosstalk]

Joe Morford—RBC Capital Markets

35%?

Neal Kanda—Central Pacific Financial Corp.—CFO

Hold on, Joe.

Joe Morford—RBC Capital Markets

OK, sorry.

Neal Kanda—Central Pacific Financial Corp.—CFO

Joe, I'd say 36.

Joe Morford—RBC Capital Markets

36? OK. And this quarter, was the lower rate all due to the high tech benefits?

Neal Kanda—Central Pacific Financial Corp.—CFO

Yes. There was—last two years they were voted in the fourth quarter so you cannot [unintelligible] net of the run rate.

Joe Morford—RBC Capital Markets

OK and are you currently—do you expect an opportunity to realize similar benefits next year of this year, I guess?

Neal Kanda—Central Pacific Financial Corp.—CFO

Well it depends on the economy and also how the state treats tax benefits going forward, so it's hard to project. But again, we look at these opportunities whereby it is helpful to the intent of the law and that's how we have been entering, selecting these opportunities. So we, in insurance we are forced to—we hope that we can seek out some very worthy [unintelligible] project in the next year.

Joe Morford—RBC Capital Markets

Ok and then lastly just to follow up on the margin, specific from the fourth quarter to the third quarter, on a core basis looks like maybe down 9 basis points or so. And what was kind of driving that? It sounds like we, based on your comments, at the end of the year the margins end up pretty similar to this level or right around the 450 level or something like that?

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Yeah we had a lot of loan repricings, Joe, during that quarter and some securities as well. So those are the primary drivers.

Joe Morford—RBC Capital Markets

OK, thanks very much.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

You bet.

Operator

Our next question comes from Bratt Rabatin from MTN Midwest Research. Please state your question.

Bratt Rabatin—FTN Midwest Research

Hi, Clint. Hi, Neal.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Hi, Bratt.

Bratt Rabatin—FTN Midwest Research

A couple of questions. First, I wanted to go to the loan growth. In the previous quarter you guys had pretty strong growth, especially it looked like towards the end of the quarter. In the fourth quarter it looks like maybe growth slowed a little bit. Can you talk about the fourth quarter and then your expectations just generally for '04?

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Yeah Bratt, it's very hard to keep consistency from quarter to quarter because these loans, they ebb and flow as they're successfully negotiated and then ultimately documented and funded. Then the appear on our results. I think the more important thing is the trend that we're seeing in demand and our ability to go in and capture additional market share. And both of those categories look extremely solid. As I mentioned, Hawaii's economy looks very good. We think there will be plenty of opportunities to look at. And we think that we've got a good program to go in and capture further market share through aggressive calling and relationship focus that we have in growing our marketplace. So you'll continue to see quarters where we have real long, real solid growth and others where it might be a little lighter. And it's just where they all fall in that whole closing cycle.

Bratt Rabatin—FTN Midwest Research

Can you talk about the level of pre-payments in the quarter versus—I know 3Q wasn't as bad as this quarter in terms of pay-downs. Can you break out the gross and net numbers?

Neal Kanda—Central Pacific Financial Corp.—CFO

Well actually the fourth quarter really hit us hard in pre-payments but again we had a large, a big third quarter. Loans increased by $160 million and a lot of, as Clint mentioned, a lot of the work was done from quarter to quarter. It falls into one [inaudible] or another. We did increase only by 17 million in the fourth quarter. And so when you average out a couple of quarters and for the year, of course, we were up by double digits. That's what we look forward to as far as the next year. But as far as quarter to quarter, it's very hard to predict.

Bratt Rabatin—FTN Midwest Research

OK. Can you talk some about the NPA's you put on in the fourth quarter? You mentioned they were secure commercial credits. Does the situation look like those NPA's might be in the balance sheet for a while or can you get those moved off fairly quickly?

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Yeah as you say, we are basically a secured real estate lender, so when those—when a loan becomes non-performing, we're usually in a pretty good position, as we are with any of the loans that are in that current percentage. Of course, that's a very low number, given the size of the bank and the particular loans that are in there, we feel we have a good position with. And there are signs that at least one of them will be able to bring their position current.

Neal Kanda—Central Pacific Financial Corp.—CFO

Yeah on the one that was added in the fourth quarter, it's again, most of the non-accruals were comprised of two loans made to two borrowers. And one borrower came on the books, which we were watching for a while. And it is secured. And it may stay on for a while though. We are working, as we always do, very hard on the credit. But it may remain there.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

But conversely, there's one that's been on there for a while that's showing some very positive signs now.

Bratt Rabatin—FTN Midwest Research

OK and then can you discuss the level of provisioning going forward and how you see the reserve?

Neal Kanda—Central Pacific Financial Corp.—CFO

As far as our—I think when I discussed the reserve level, you see that their estimate drops in our reserve level down to the 1.72% level. And in our quarter-to-quarter analysis of the adequacy of the loan reserve, in looking more closely at our history, historical losses, we feel that we can justify a lower allowance to loan ratio. That's the reason why we did allow it to drop. As far as provisioning, we are expecting in our budget about a $3 million provision for the year with the information that we have at this time. Of course, it's subject to change, quarter-to-quarter but that is factored into our 5 to 7% earnings projection.

Bratt Rabatin—FTN Midwest Research

Well I was just going to say if you're provisioning 3 million, that would be about 15 basis points of average loans, so I'm assuming that you're going to tell me next that you're, assuming you don't have any charge-offs or you're going to reduce the relative reserve level a little bit further this year.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Well we continue to put a focus on very solid underwriting and very stringent credit controls. And that's always going to be part of our culture. So we expect to continue showing a very strong book of credit. In fact, we're in a regular dialog with other parties that feel our reserve is too high. So as Neal said, we felt we were strong enough that we could let it come down a bit.

Bratt Rabatin—FTN Midwest Research

OK and I'm sorry I interrupted you. You were about to—

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

No, that's basically the point I was going to make.

Bratt Rabatin—FTN Midwest Research

OK and then just one last question, on the trust side, last quarter it was a little bit early to have some good visibility, but was curious from a trust perspective if you feel like the trust operation will be able to—you were actually talking about doubling the size of the revenue when you first hired some new people. Does that still seem achievable in the near term or maybe is that further out the road?

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

I think it's probably a little further down the road. We hired a great team of people and we've been working hard to make sure our infrastructure can support them and that's where a lot of the focus has gone so far. So far, we're very pleased with the growth. The outlook looks very solid. And we think that whole wealth management area will be producing very significant fee income for our bank which, as you know, is one of the areas we really need to focus on.

Bratt Rabatin—FTN Midwest Research

OK, great. Thanks, Clint.

Operator

Again, ladies and gentlemen as a reminder, should you have a question, please press star, one at this time. Ladies and gentlemen, as a final reminder, should you have a question please press star, one. Our next question comes from Greg Eisen from Safeco Asset Management. Please state your question.

Greg Eisen—Safeco Asset Management

Thanks. Good afternoon, Clint and Neal. I stepped away for a minute so you might have answered this question while I was away but could you comment on where you see Central Pacific Bank's market share in the Hawaii marketplace as of the end of the year, say in loans or deposits versus where it was a year ago? Did you gain ground over the course of the year, in your opinion?

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Yes, we showed very solid loan and deposit growth and we expect that to continue. And that will result in more market share. As you know, we have a relatively low market share right now, 8%, and we see that as a tremendous opportunity for us as we continue to develop this sales culture and focus on our marketplace. So we see it growing. We set out goals more in terms of what percentage growth we want to see in our loans to deposit and the market share follows. So certainly we expect to see that increase over the 8% by the end of the year and we're focused on—I don't have a specific number to give you.

Greg Eisen—Safeco Asset Management

OK but you see it as having grown in the course of the last year?

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Yeah we do.

Greg Eisen—Safeco Asset Management

And of course, post-merger it would be obviously a much larger number.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Yes, definitely. That would give us 14%.

Greg Eisen—Safeco Asset Management

But I was just thinking in terms of the year, organic growth.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

We have good, strong organic growth.

Greg Eisen—Safeco Asset Management

OK, I'll leave it at that. Thank you.

Operator

If there are no further questions, I will now turn the conference back to Mr. Arnoldus.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Well thank you, everyone, for joining us today. We feel very confident that 2004 will be a strong year for our company and it will be meriting or seeing the fruits of our infrastructure improvements. We expect some challenges in margin compression but we are also very optimistic about the growth opportunities and the brisk economic activity we expect to see in our state for some time to come. We also have confidence in our management and employees to execute the sales and service objectives that we have for 2004. So we appreciate your continued interest and support of Central Pacific Finance Corp. Thank you.

Operator

Ladies and gentlemen, if you wish to access the replay for this call, you do so by dialing 1-800-428-6051, or 973-709-2089 with an ID number of 329315 or visit the corporate web site at www.centralpacificbank.com. This concludes our conference today. Thank you all for participating and have a nice day. All parties may now disconnect.

END